Dale Jarrett Racing Adventure, Inc.

945 3rd Ave SE, Suite 102

Hickory, NC 28602

September 22, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Dale Jarrett Racing Adventure, Inc.

Amendment No. 2 to Preliminary Proxy Statement

Filed September 14, 2015

File No. 000-27251

In regards to the oral comment regarding prior comment #2, please find the following response:

What vote is required to approve the proposals?, page 9

2. We note your disclosure that the vote required to approve both the sale of your assets and the name change is a majority of the shares present at the meeting in person or by proxy.  Please tell us how you determined that this is the required vote for these matters, referring in your response to the requirements set forth in your constituent documents and the Florida Business Corporation Act, including Section 607.1202 thereof.

Pursuant to Florida Business Corporation Act Section 607.1202(5), the disclosure has been revised to indicate that the proposal for the sale of the assets and liabilities of the racing school requires the affirmative vote of a majority of the shares entitle to cast a vote on the transaction.  FBCA Section 607.0725(3) states that if a quorum exists, action on a matter by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the articles of incorporation or this act requires a greater number of affirmative votes.  As the Company’s bylaws do not include any additional voting requirements, and as there are no specific sections of the FBCA regarding name change proposals, the proposal to change the name of the Company from Dale Jarrett Racing Adventure, Inc. to 24/7 Kid Doc, Inc. requires only an affirmative vote of the majority of the shares present in person or by proxy at the Special Meeting.

Very truly yours,

/s/ Timothy Shannon

Timothy Shannon

Chief Executive Officer

Dale Jarrett Racing Adventure, Inc.